UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

IBEX LIMITED

(Name of Issuer)

Common Shares, $0.000111650536 par value

(Title of Class of Securities)

G4690M101

(CUSIP Number)

John Blevins, 65 East 55th Street, New York, New York 10022 646-857-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4690M101	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. PineBridge Global Emerging Markets Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b)☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,019,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,019,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	G4690M101	13D	Page	3	of	10	Pages

1	NAMES OF REPORTING PERSONS. PineBridge GEM II G.P., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,019,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,019,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	G4690M101	13D	Page	4	of	10	Pages

1	NAMES OF REPORTING PERSONS. John Leone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,019,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,019,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	G4690M101	13D	Page	5	of	10	Pages

1	NAMES OF REPORTING PERSONS. Pierre Mellinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION French citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,019,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,019,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	G4690M101	13D	Page	6	of	10	Pages

1	NAMES OF REPORTING PERSONS. Kevin Clowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,019,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,019,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,019,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G4690M101	13D	Page 7 of 10 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common shares, $0.000111650536 par value (the “Common Shares”), of IBEX Limited (the “Issuer”), having its principal executive office at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda.

Item 2.	Identity and Background

This statement is being filed by:

(a) PineBridge Global Emerging Markets Partners II, L.P. (“GEM II”), a Cayman limited partnership, and PineBridge GEM II G.P., L.P. (“GEM II GP”), a Cayman limited partnership, which is the sole general partner of GEM II; and

(b) John Leone (“Leone”), Pierre Mellinger (“Mellinger”) and Kevin Clowe (“Clowe,” and together with Leone and Mellinger, the “Investment Committee Members”). The Investment Committee Members serve on the investment committee of GEM II GP (the “Investment Committee”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of GEM II and GEM II GP is 65 East 55th Street, New York, New York 10022. The address of the principal business office of the Investment Committee Members is C/O PineBridge GEM II G.P., L.P., 65 E. 55th Street, New York, New York 10022.

The principal business of GEM II is to invest in companies located in emerging markets. The principal business of GEM II GP is to act as the sole general partner, having the sole responsibility for the management and conduct of the activities for GEM II. The principal business of the Investment Committee is to manage the investment activities of GEM II GP.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GEM II and GEM II GP are organized under the laws of the Cayman Islands. Leone and Clowe are United States citizens. Mellinger is a French citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Shares was acquired as part of a repurchase transaction entered into pursuant to a repurchase letter agreement (the “Repurchase Letter”), dated effective December 19, 2021, executed and delivered December 20, 2021, by and among The Resource Group International Limited (“TRGI”), GEM II, and certain other parties, a copy of which is attached as Exhibit 1. Pursuant to the Repurchase Letter, GEM II sold shares of preferred stock of TRGI to TRGI in exchange for cash and the Common Shares. In connection with the Repurchase Letter, GEM II also entered into the Assignment of Rights under the Registration Rights Agreement, also dated effective December 19, 2021, by and among TRGI, GEM II, and certain other parties, assigning certain registration and other rights held by TRGI to, inter alia, GEM II with respect to the Common Shares acquired pursuant to the Repurchase Letter, a copy of which is attached as Exhibit 2.

CUSIP No. G4690M101	13D	Page 8 of 10 Pages

Leone serves on the board of directors of IBEX.

Item 4.	Purpose of Transaction.

GEM II acquired the Common Shares for investment purposes.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the Common Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Common Shares, preferred stock or other securities convertible into or exercisable or exchangeable for Common Shares from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Shares.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Common Shares or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 3 above is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	GEM II will be the record owner of the Common Shares upon delivery pursuant to the Repurchase Letter. As the general partner of GEM II, GEM II GP may be deemed to own beneficially the Common Shares. As members of the Investment Committee, each of the Investment Committee Members may be deemed to own beneficially the Common Shares.

PineBridge GEM II G.P., Co., a Cayman Islands company, is the sole general partner of PineBridge GEM II. PineBridge GEM II G.P., Co. is a wholly-owned subsidiary of PineBridge Investments Partners LLC, a Delaware limited liability company that is a wholly-owned subsidiary of PineBridge Investments, L.P., a Cayman Islands partnership (“PILP”). The General Partner of PILP is Bridge Holdings Company Limited (“Bridge Holdings”). Bridge Holdings is wholly owned by Pacific Century Investment Holdings No. 1 Limited (“PCIH No. 1”). PCIH No. 1 is wholly owned by ChiltonLink Limited, which, in turn is wholly owned by Richard Li.

The percentage of outstanding Common Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 18,399,063 shares of Common Shares reported by the Issuer to be outstanding as of June 30, 2021 on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 14, 2021.

CUSIP No. G4690M101	13D	Page 9 of 10 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 above is incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Repurchase Letter Agreement, dated effective December 19, 2021, executed and delivered December 20, 2019, by and among The Resource Group International Limited, PineBridge Global Emerging Markets Partners II, L.P., and certain other parties.

Exhibit 2 - Assignment of Rights under the Registration Rights Agreement, dated effective December 19, 2021, executed and delivered December 20, 2019, by and among The Resource Group International Limited, PineBridge Global Emerging Markets Partners II, L.P., and certain other parties.

Exhibit 3 – Agreement regarding filing of joint Schedule 13D.

Exhibit 4 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. G4690M101	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 4th day of January, 2022.

PINEBRIDGE GLOBAL EMERGING MARKETS PARTNERS II, L.P.

By:	PINEBRIDGE GEM II G.P., L.P., its General Partner

By:	PINEBRIDGE GEM II G.P., CO., its General Partner

By:	/s/ John Leone
Name: John Leone
Title: Vice President

PINEBRIDGE GEM II G.P., L.P.

By:	PINEBRIDGE GEM II G.P., CO., its General Partner

By:	/s/ John Leone
Name: John Leone
Title: Vice President

/s/ John Leone
John Leone

*
Pierre Mellinger

*
Kevin Clowe
*/s/ Jennifer Crystal
Jennifer Crystal
As attorney-in-fact

This Schedule 13D was executed by Jennifer Crystal on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 4.